                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 2)

                           CIRCOR INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   17273K 10 9
                                   -----------
                                 (CUSIP Number)

                                Timothy P. Horne
                           c/o Watts Industries, Inc.
                               815 Chestnut Street
                          North Andover, MA 01845-6098
                                 (978) 688-1811
                                 --------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 20, 2002
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box |_|.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

----------------------                                       ------------------
CUSIP No. 17273K 10 9                   13D                    Page 2 of 16
----------------------                                       ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Timothy P. Horne
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            [_]
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER

  SHARES                  1,828,522
                    ------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER

  OWNED BY                None
                     -----------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER

REPORTING                 1,475,648
                    ------------------------------------------------------------
  PERSON            10    SHARED DISPOSITIVE POWER

   WITH                   352,874
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,828,522
--------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [_]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

----------------------                                       ------------------
CUSIP No. 17273K 10 9                   13D                    Page 3 of 16
----------------------                                       ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          George B. Horne
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            [_]
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER

  SHARES                  None
                    ------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER

  OWNED BY                175,200(1)
                     -----------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER

REPORTING                 None
                    ------------------------------------------------------------
  PERSON            10    SHARED DISPOSITIVE POWER

   WITH                   687,500(1)
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             687,500
--------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [_]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

(1) This number includes: (i) 175,200 shares held under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees and
         (ii) 512,300 shares held under a trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. Timothy P. Horne disclaims beneficial ownership of the shares in (ii) above.

-----------------------                                  -----------------------
CUSIP No. 17273K 10 9                13D                  Page 4 0f 16
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Daniel W. Horne
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER

        SHARES                 None
                        --------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                None
                        --------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER

      REPORTING                None
                        --------------------------------------------------------
        PERSON           10    SHARED DISPOSITIVE POWER

         WITH                  656,757 (2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             656,757
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
================================================================================

(2) This number includes: (i) 88,837 shares held under a revocable trust for which Timothy P. Horne serves as sole trustee and (ii) 567,920 shares held under a revocable trust for which Jennifer E. Manning, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. Timothy
       P. Horne disclaims beneficial ownership of the shares in (ii) above.

-----------------------                                 ------------------------

 CUSIP No. 17273K 10 9                13D                Page 5 of 16
-----------------------                                 ------------------------

--------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Deborah Horne
--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------

     3    SEC USE ONLY
--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER

      SHARES             None
                   -------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            None
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER

    REPORTING            None
                   -------------------------------------------------------------
      PERSON       10    SHARED DISPOSITIVE POWER

       WITH              656,757 (3)
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          656,757
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [_]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13
          4.4%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN

================================================================================

(3) This number includes: (i) 88,837 shares held under a revocable trust for which Timothy P. Horne serves as sole trustee and (ii) 567,920 shares held under a revocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as trustee. Timothy P. Horne disclaims beneficial ownership of the shares in (ii) above.

-----------------------                                 ------------------------

 CUSIP No. 17273K 10 9                13D                Page 6 of 16
-----------------------                                 ------------------------

--------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Tiffany Rae Horne
--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------

     3    SEC USE ONLY

--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

    NUMBER OF         7    SOLE VOTING POWER

      SHARES               None
                    ------------------------------------------------------------
   BENEFICIALLY
                      8    SHARED VOTING POWER
     OWNED BY
                           None
       EACH         ------------------------------------------------------------

    REPORTING         9    SOLE DISPOSITIVE POWER

      PERSON               None
                    ------------------------------------------------------------
       WITH          10    SHARED DISPOSITIVE POWER

                           115,170 (4)
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          115,170
--------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [_]
--------------------------------------------------------------------------------

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
================================================================================

(4) This number includes: (i) 11,300 shares held under an irrevocable trust for which Timothy P. Horne serves as sole trustee and (ii) 103,870 shares held under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as trustee. Timothy P. Horne disclaims beneficial ownership of the shares in (ii) above.

-----------------------                                 ------------------------

 CUSIP No. 17273K 10 9                13D                Page 7 of 16
-----------------------                                 ------------------------

Item 1.   Security and Issuer.

               The securities to which this statement relates are the shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 35 Corporate Drive, Burlington, Massachusetts 01803.

Item 2.   Identity and Background.

          (a)  This statement is being filed by the following persons: Timothy
          P. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Tiffany Rae Horne, collectively referred to as the "Reporting Persons."

          (b) and (c)

               Mr. Timothy P. Horne is a director of Watts Industries, Inc. which is principally engaged in the valve manufacturing business and his business address is 815 Chestnut Street, North Andover, Massachusetts 01845.

               Mr. George B. Horne is retired and resides at 112 Mill Road, North Hampton, New Hampshire 03862.

               Mr. Daniel W. Horne is the owner and operator of an antiques dealership and his business address is P.O. Box 427, Topsfield, Massachusetts 01983.

               Ms. Deborah Horne operates a ranch and her business address is HCR #73, Rte. 1 Box 113, Twist, Washington 98856.

               Ms. Tiffany Rae Horne is a student and resides at 94 Porter Road, Andover, Massachusetts 01810.

          (d) and (e)    During the last five years, none of the persons
          identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

               The CIRCOR International, Inc. shares were acquired by the Reporting Persons in a one-for-two pro-rata distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares, except for 8,667 shares of common stock acquired by Mr. Timothy P. Horne upon the exercise of options granted to Mr. Horne by the Compensation Committee of the Company in connection with his previous service as a

-----------------------                                 ------------------------

 CUSIP No. 17273K 10 9                13D                Page 8 of 16
-----------------------                                 ------------------------

          director of the Company.

Item 4.   Purpose of Transaction.

               Since the Reporting Persons' last amendment filing, Timothy P. Horne may no longer be deemed to beneficially own, within the meaning of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, (i) 512,300 shares previously held under a revocable trust for the benefit of George B. Horne, (ii) 567,920 shares previously held under a revocable trust for the benefit of Daniel W. Horne, and (iii) 567,920 shares previously held under a revocable trust for the benefit of Deborah Horne, all of which shares were previously subject to the terms of the 1997 Voting Trust (as defined in Item 6 below). As of August 20, 2002, all of such shares were removed from the trusts specified in (i), (ii) and (iii) above for which Timothy P. Horne serves as co-trustee (in the case of (i) above) or sole trustee (in the case of (ii) and (iii) above), and such shares were withdrawn from the 1997 Voting Trust (as defined in Item 6 below). The shares specified in (i) and (iii) above are held under revocable trusts for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. The shares specified in (ii) above are held under a revocable trust for which Jennifer E. Manning, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. For more details regarding the shares held in these trusts, please see Item 5 below. Following these transactions, Timothy P. Horne ceased to have any voting or dispositive power over such shares. Each of the Reporting Persons hereto intends continuously to review his or her investment in the issuer and may from time to time acquire or dispose of shares of common stock of the issuer, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting the Reporting Persons or the common stock of the issuer.

Item 5.   Interest in Securities of Issuer.

          Timothy P. Horne

               Amount Beneficially Owned.

               Timothy P. Horne is the beneficial owner of 1,828,522 shares of common stock of the issuer. This amount includes (i) 1,464,348 shares of common stock beneficially owned by Timothy P. Horne individually,
          (ii) 88,837 shares held for the benefit of Daniel W. Horne, Timothy P. Horne's brother, under a revocable trust for which Timothy P. Horne serves as sole trustee, (iii) 88,837 shares held for the benefit of Deborah Horne, Timothy P. Horne's sister, under a revocable trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 175,200 shares held for the benefit of George B. Horne, Timothy P. Horne's father, under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees, and (v) 11,300 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under an irrevocable trust for which Timothy P. Horne serves as sole trustee.

               925,610 of the shares in clause (i) and all of the shares in clause (v) (936,910 shares in the aggregate) are held in the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

-----------------------                                      -----------------
 CUSIP No. 17273K 10 9                13D                      Page 9 of 16
-----------------------                                      -----------------

                     Amount Beneficially Owned: 1,828,522

                     Percentage of Class: 12.1%

                     Number of shares as to which such person has:

                            Sole power to vote or to direct the vote:  1,828,522

                            Shared power to vote or to direct the vote:  None

                            Sole power to dispose or to direct the disposition of: 1,475,648

                            Shared power to dispose or to direct the disposition of: 352,874

              George B. Horne

                     Amount Beneficially Owned:

                     George B. Horne is the beneficial owner of 687,500 shares
              of common stock of the issuer. George B. Horne's beneficial ownership consists of (i) 175,200 shares held under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees and (ii) 512,300 shares held under a revocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. None of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

                     Amount Beneficially Owned:  687,500

                     Percentage of Class:  4.6%

                     Number of shares as to which such person has:

                     Sole power to vote or to direct the vote:  None

                     Shared power to vote or to direct the vote:  175,200

                     Sole power to dispose or to direct the disposition of:
                     None

                     Shared power to dispose or to direct the disposition of:
                     687,500

-----------------------                                     ------------------
 CUSIP No. 17273K 10 9                13D                     Page 10 of 16
-----------------------                                     ------------------

              Daniel W. Horne

                     Amount Beneficially Owned:

                     Daniel W. Horne is the beneficial owner of 656,757 shares
              of common stock of the issuer. Daniel W. Horne's beneficial ownership consists of (i) 88,837 shares held under a revocable trust for which Timothy P. Horne serves as sole trustee, and (ii) 567,920 shares held under a revocable trust for which Jennifer E. Manning, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. None of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy
              P. Horne serves as sole trustee.

                     Amount Beneficially Owned: 656,757

                     Percentage of Class: 4.4%

                     Number of shares as to which such person has:

                     Sole power to vote or to direct the vote: None

                     Shared power to vote or to direct the vote: None

                     Sole power to dispose or to direct the disposition of: None

                     Shared power to dispose or to direct the disposition of:
                     656,757




              Deborah Horne

                     Amount Beneficially Owned:

                     Deborah Horne is the beneficial owner of 656,757 shares of common stock of the issuer. Deborah Horne's beneficial ownership consists of (i) 88,837 shares held under a revocable trust for which Timothy P. Horne serves as sole trustee and (ii) 567,920 shares held under a revocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as trustee. None of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

                     Amount Beneficially Owned: 656,757

                     Percentage of Class: 4.4%

                     Number of shares as to which such person has:

                     Sole power to vote or to direct the vote: None

                     Shared power to vote or to direct the vote: None

-----------------------                                     ------------------
 CUSIP No. 17273K 10 9                13D                     Page 11 of 16
-----------------------                                     ------------------

                     Sole power to dispose or to direct the disposition of: None

                     Shared power to dispose or to direct the disposition of:
                     656,757

              Tiffany Rae Horne

                     Amount Beneficially owned:

                     Tiffany R. Horne is the beneficial owner of 115,170 shares of common stock of the issuer. Tiffany R. Horne's beneficial ownership consists of (i) 103,870 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee, and (ii) 11,300 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Timothy P. Horne serves as trustee. 11,300 of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

                     Amount Beneficially Owned: 115,170

                     Percentage of Class: 0.8%

                     Number of shares as to which such person has:

                     Sole power to vote or to direct the vote: None

                     Shared power to vote or to direct the vote: None

                     Sole power to dispose or to direct the disposition of: None

                     Shared power to dispose or to direct the disposition of:
                     None


              (c) The following transactions involving the common stock of the issuer beneficially owned by the Reporting Persons were effected during the past sixty days as described below:

                            On August 12, 2002, Timothy P. Horne individually
              sold 700 shares of the common stock of the issuer at a price of $17.70 per share through an open market broker's transaction under the Registration Statement on Form S-3 filed by the issuer (Reg. No. 333-85912 (the "Registration Statement").

                            On August 26, 2002, Timothy P. Horne individually
              sold 1,100 shares of the common stock of the issuer at a price of $17.5809 per share through an open market broker's transaction under the Registration Statement.

                            As of August 20, 2002, (i) 512,300 shares held for
              the benefit of George B. Horne under a revocable trust for which Timothy P. Horne serves as co-trustee, (ii) 567,920 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee, and (iii) 567,920 shares held for the benefit of

-----------------------                                     ------------------
 CUSIP No. 17273K 10 9                13D                     Page 12 of 16
-----------------------                                     ------------------

              Deborah Horne under a revocable trust for which Timothy P. Horne serves as sole trustee were removed from the trusts specified in
              (i), (ii) and (iii) above and were withdrawn from the 1997 Voting Trust. The shares specified in (i) and (iii) above were deposited into revocable trusts for the benefit of George B. Horne and Deborah Horne, respectively, for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. The shares specified in (ii) above were deposited into a revocable trust for the benefit of Daniel W. Horne for which Jennifer E. Manning, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee.

              (d)           Ownership on Behalf of Another Person

              Timothy P. Horne

                     George B. Horne has the right to receive and shares the
              power, as co-trustee with Timothy P. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 175,200 shares held in such trust.

                     Daniel W. Horne has the right to receive and the power to
              direct the receipt of dividends from, or the proceeds from the sale of, 88,837 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

                     Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 88,837 shares held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

                     Tiffany Rae Horne has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, 11,300 shares held for the benefit of Tiffany Rae Horne under an irrevocable trust for which Timothy P. Horne serves as sole trustee.

              George B. Horne

                     Timothy P. Horne shares the power, as co-trustee with
              George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 175,200 shares held in such trust.

                     Walter J. Flowers, a partner in the law firm of Flowers &
              Manning, LLP, has the power, as sole trustee of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 512,300 shares held in such trust.

--------------------------                            --------------------------
 CUSIP No. 17273K 10 9                 13D             Page 13 of 16
--------------------------                            --------------------------


          Daniel W. Horne

               Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 88,837 shares held in such trust.

               Jennifer E. Manning, a partner in the law firm of Flowers & Manning, LLP, has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 567,920 shares held in such trust.

          Deborah Horne

               Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 88,837 shares held in such trust. The trustee's consent is required to revoke such trust.

               Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 567,920 shares held in such trust.

          Tiffany Rae Horne

               Timothy P. Horne has the power, as sole trustee of an irrevocable trust for the benefit of Tiffany Rae Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 11,300 shares held in such trust.

               Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, has the power as sole trustee of an irrevocable trust for the benefit of Tiffany Rae Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 103,870 shares held in such trust.

          (e)  Not applicable.

--------------------------                            --------------------------
 CUSIP No. 17273K 10 9                 13D             Page 14 of 16
--------------------------                            --------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Timothy P. Horne serves as sole trustee for the Amended and Restated George B. Horne Voting Trust Agreement -- 1997 (the "1997 Voting Trust"). 925,610 shares of common stock held by Timothy P. Horne individually and 11,300 shares of common stock held by a trust for the benefit of Tiffany R. Horne (936,910 shares in the aggregate) are subject to the terms of the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, Timothy P. Horne has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee's right to authorize the withdrawal of shares from the 1997 Voting Trust. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust shareholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The consent of Timothy P. Horne, as sole trustee of the 1997 Voting Trust, is required for the removal of any shares from the 1997 Voting Trust.

--------------------------                            --------------------------
CUSIP No. 17273K 10 9                 13D              Page 15 of 16
--------------------------                            --------------------------

Item 7.   Material to be Filed as Exhibits.


             The following documents are filed as exhibits to this Schedule 13D:

             Exhibit 9.1 The Amended and Restated George B. Horne Voting Trust Agreement--1997 dated as of September 14, 1999 (incorporated by reference to Exhibit 9.1 to Amendment No. 1 to the CIRCOR International, Inc. Registration Statement on Form 10 as filed with the Securities and Exchange Commission on September 22, 1999 (File No. 000-26961)).

                                      * * *

             The percentages above have been determined as of September 6, 2002, based on information from the issuer. As of that date, there were 15,093,091 shares of common stock of the issuer outstanding.

--------------------------                            --------------------------
CUSIP No. 17273K 10 9                 13D              Page 16 of 16
--------------------------                            --------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2002


                                                 /s/ Timothy P. Horne
                                                 ------------------------------
                                                 Timothy P. Horne


                                                 /s/ Timothy P. Horne
                                                 ------------------------------
                                                 *George B. Horne


                                                 /s/ Timothy P. Horne
                                                 ------------------------------
                                                 *Daniel W. Horne


                                                 /s/ Timothy P. Horne
                                                 ------------------------------
                                                 **Deborah Horne


                                                 /s/ Timothy P. Horne
                                                 ------------------------------
                                                 **Tiffany Rae Horne


* By Timothy P. Horne, Attorney-in-Fact pursuant to Powers of Attorney filed as Exhibit 10.1 to Schedule 13D filed with the Securities and Exchange Commission on October 28, 1999 by Timothy P. Horne for the Horne Family Group, which Power of Attorney is hereby incorporated by reference.

** By Timothy P. Horne, Attorney-in-Fact pursuant to Powers of Attorney filed as Exhibit 10.1 to Schedule 13D/A filed with the Securities and Exchange Commission on July 25, 2002 by Timothy P. Horne for the Horne Family Group, which Power of Attorney is hereby incorporated by reference.